Exhibit 14

PrimeEnergy Corporation and Subsidiaries

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction:

The Company has a Code of Business Conduct and Ethics (the “Code) covers a wide range of business practices and procedures. The Code is set forth below. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company and its subsidiaries. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents, representatives and interns.

If a law conflicts with a policy in the code, you must comply with the law; however, if a local custom or policy conflicts with the Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Many of the issues subject to the Code are also subject to further guidance and requirements as set forth in the Company’s Employee Handbook. Accordingly, employees are expected to adhere to the Code as well as to the Employee Handbook.

Those who violate the standards in the Code could be subject to disciplinary action, up to and including discharge. If you are in a situation which you believe may violate or lead to a violation of the Code, follow the guidelines described in this Code.

Despite the foregoing, the Code is a source of reference and guidance and it is not a contract or a guarantee of any rights, privileges or conditions of employment. The Code does not alter the at-will nature of any employee’s employment. Each employee has the right to terminate their employment at any time for any reason and the Company has the right to terminate an employee’s employment at any time, for any reason, with or without cause or notice.

1. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2. Conflicts of Interests

A “conflict of interest” exists when a person’s private interests interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management in the Company. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of the Code.

3. Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” another who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Company’s Corporate Secretary.

4. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information or position for improper personal gain and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5. Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices.

Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the right of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any intentional unfair-dealing practices.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.

No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it is in accordance with the Company’s Employee Handbook guidelines regarding this matter.

6. Discrimination, Harassment, and Retaliation

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory remarks based on racial or ethnic characteristics and sexual advances. Additionally, the Company will not tolerate retaliation for reports of misconduct by others made in good faith or retaliation for cooperation with investigations of said reports. The Company’s complete policy is set out at the end of this code.

7. Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following the safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8. Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your manager. Specific rules and guidelines are available in the Company’s employee handbook.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please contact the Company’s Human Resource Department.

9. Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

10. Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability.

Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

11. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. Government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

12. Financial Integrity and Retaliation

The Company is committed to high standards of ethical, moral and legal business conduct. In line with this commitment and the Company’s commitment to open communication, we have established a policy and procedure for employees to raise concerns regarding questionable internal controls and/or accounting, auditing and disclosure practices. The policy aims to provide reassurance that employees who report such concerns in good faith as well as employees who cooperate in investigations of such reports will be protected from retaliation. The Company’s complete policy is set out at the end of this code.

13. Waivers of the Code of Business Conduct and Ethics

Any waiver of the Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law and applicable regulatory requirements.

14. Reporting Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct and retaliation for said cooperation is prohibited.

15. Compliance Procedures

We must all work to ensure prompt and consistent action against violations of the Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get someone else involved and discuss the problem.

Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems. Seek help from Company resources. You are free to discuss any issues with your supervisor or the Human Resource Director, or the person otherwise designated in this Code.

You may report ethical violations in confidence and without fear of retaliation. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations or cooperation with the investigations of said reports.

Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

FINANCIAL INTEGRITY AND NON-RETALIATION POLICY

The Company is committed to providing a workplace conducive to open discussion of its business standards. This Financial Integrity and Nonretaliation Policy has been adopted by the Board of Directors of PrimeEnergy Corporation to help ensure that the Company maintains a workplace where employees, who reasonably believe that they are aware of questionable accounting, auditing and internal controls and disclosure practices, can raise their concerns free of any harassment, discrimination or retaliation. If any employee becomes aware of questionable accounting, auditing and internal controls and disclosure practices, he or she may file a complaint, pursuant to the procedures set forth below, free of any harassment, discrimination or retaliation.

Contents of Complaint

If you have information regarding questionable accounting, auditing and internal controls and disclosure practices, you should immediately submit a complaint under this policy. All complaints should be factual rather than speculative, should describe all the information that you know regarding the allegation or concern, and should contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the matter.

An employee who intentionally files a false complaint or makes allegations made in bad faith for malicious or improper reasons, may be subject disciplinary action, up to and including termination of employment.

Procedure for Submitting Complaints and Reporting Concerns

Employees are encouraged to report issues and concerns of the type covered by this policy to your direct supervisor, any of the following people;

Name	Title	Email	Phone Number
Virginia Forese	Human Resources Director	vforese@primeenergy.com	203-358-5738
Beverly Cummings	Chief Financial Officer	bcummings@primeenergy.com	203-358-5702
Charles Drimal	Chief Executive Officer	cdrimal@primeenergy.com	203-358-5701
Patricia Delaney	Assistant Secretary	pdelaney@pdelaneylaw.com	631-863-0877

If you are not comfortable with reporting the matter to any of the above referenced individuals, or if you have reported the matter to one or more of them and you are not satisfied with the resolution, you may report the matter directly to Jan Smeets. Jan Smeets is a member of the Company’s Board of Directors and the Chairman of the Company’s Audit Committee. Jan Smeets can be contacted by telephone at 914-391-1280, by email at jkssmi@aol.com or by mail at 9 Locust Avenue, Larchmont, NY. 10538

You may report the matter orally or in writing. You may report the matter in a confidential and/or anonymous manner if you choose. The Company encourages you to submit your complaint in writing in order to have a clear and complete account of your perception of the situation.

Every effort will be made to maintain the anonymity of the employee making the complaint to the fullest extent required by law. However, in some cases it may not be possible to proceed with or properly conduct an investigation unless the reporting employee identifies himself or herself.

In such cases, the reporting employee may decide whether or not they want to disclose their identity. Requests for anonymity by reporting employees will be honored to the fullest extent reasonably practicable within the legitimate needs of law and the investigation.

Investigations

The action taken by the Company in response to a complaint or report of concern under this policy will depend on the nature of the complaint or concern. The Company’s Audit Committee shall receive information on each complaint or report of concern and follow-up information on actions taken.

Initial inquiries will be made to determine whether an investigation is appropriate, and the form that it should take. The Audit Committee may, in its discretion, conduct its own investigation or appoint a third party, such as an outside attorney, to initiate and direct an investigation.

The Audit Committee shall have full authority to determine the action to be taken in response to a compliant, to determine not to commence an investigation if a complaint contains only unspecified or broad allegations of wrongdoing without appropriate informational support, and to direct additional investigation of any complaint.

The amount of contact between the reporting employee and the person or persons investigating the complaint will depend on the nature of the issue and the clarity of information provided.

Employees of the Company who are interviewed, asked to provide information or otherwise participate in an investigation of a complaint, including employees who are the subject of the investigation have a duty to cooperate fully with and assist in the investigation. Requests for confidentiality by employees will be honored to the fullest extent reasonably practicable within the legitimate needs of law and the investigation.

Compliance with this Policy

No employee who submits a complaint or reports a concern in good faith, or who is asked to participate in an investigation, shall be subject to retaliation or the threat of retaliation by the Company and its employees. Any act of retaliation for reporting under this policy is strictly forbidden. Any employee found to have retaliated against another person will be subject to discipline, up to and including discharge.